

September 5, 2008

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re: HSBC Holdings plc
Form 20-F for the fiscal year ended December 31, 2007
Filed March 10, 2008
File No. 001-14930

Dear Mr. Flint:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2007:

Report of the Directors: Financial Review

Off-balance sheet arrangements and special purpose entities

Money market funds, page 186

1.   We note your disclosure that in December 2007 and subsequent to year-end you provided certain Constant Net Asset Value ("CNAV") funds with letters of limited indemnity in relation to certain SIV assets held by the funds. We further note your disclosure that the letters of limited indemnity did not result in HSBC consolidating these funds because HSBC was not exposed to the majority of the risks and rewards of ownership and the investors of the funds continue to bear the first loss. Please provide us with a comprehensive analysis describing how you determined that HSBC did not need to consolidate the CNAV funds to which you provided letters of limited indemnity as of December 31, 2007 and subsequent to year-end upon the provision of the additional letters of limited indemnity. In your analysis please refer to SIC 12 and address the following:

- clearly describe the terms of the letters of limited indemnity;
- describe and quantify the SIV assets of each CNAV fund; and
- provide a quantitative analysis demonstrating how you determined that HSBC does not have the majority of risks or rewards of the funds.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant